Mr Donald Walker

Sr. Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

30 January 2007

Dear Mr Walker

HSBC Holdings plc

Form 20-F for the fiscal year ended December 31, 2005

Filed March 20, 2006

File No. 001-14930

We refer to your letter of December 8, 2006 which set out your comments on the above-referenced filing. Our responses are as set out below.

Form 20-F for the fiscal year ended December 31, 2005

Financial Highlights - US GAAP Five-year comparison, page 4

1.	To enhance trend analysis and comparison with peers, in future filings please present your US GAAP net sales or operating revenue line item. Refer to Item 3.A.2 of Form 20-F.

Response:

Pursuant to Item 3.A.2 of Form 20-F, we present a five-year comparative table of selected financial data which include ‘Net interest income’ and ‘Other operating income’. We have elected to present selected financial data on the same basis as in our primary financial statements, IFRSs (2004-2005) and UK GAAP (2001-2003), with a reconciliation to US GAAP at a net income level. Pursuant to Item 18 of Form 20-F, we have reconciled net income from our primary basis of accounting to US GAAP and present the US GAAP data as ‘Net income available for ordinary shareholders’ in the same five-year comparative table. Based on our current disclosures, we believe we are in compliance with the requirements of Item 3.A.2 of Form 20-F.

We believe that to provide the supplemental information requested would be time-consuming and involve undue burden and expense. In addition, in our view, the presentation of individual income statement items on a US GAAP basis, without accompanying explanatory notes and underlying analysis and commentary, would be of little value to investors. In 2003, we agreed to keep under review our US GAAP disclosures to assess whether further inclusion of income statement line items would be either feasible or appropriate. Our conclusions have not changed since 2003. We will, however, continue to review our US GAAP disclosures to assess their adequacy.

Consolidated Financials Statements

Note 2(n) – Subsidiaries, associates and joint ventures, page 252

2.

Please tell us the names, if any, of your subsidiaries, associates or joint ventures that have accounting policies that do not conform to your accounting policies. For those entities, please tell us how determine the appropriate adjustments are made to financial results for inclusion within your consolidated financial statements. Refer to paragraphs 28 and 29 of IAS 27 and paragraphs 26 and 27 of IAS 28.

Response:

HSBC’s subsidiaries must comply with local accounting regulations in the preparation of their own legal entity statutory accounts. However, when reporting financial information to HSBC Group for the purposes of producing the HSBC consolidated accounts, all Group reporting entities must comply fully with the Group’s accounting policies .

For associates and joint ventures that are accounted for under the equity method, differences between the accounting policies used for the preparation of their own legal entity accounts and the Group’s accounting policies are assessed by HSBC. This forms the basis for adjustments which are then made either locally by the associate or joint venture or centrally by the HSBC finance function to adjust the relevant financial information to comply with HSBC Group accounting policies. These differences in policy are reviewed on a regular basis and also at any time when there is a change either to IFRSs or to the local accounting policies. The information provided is reviewed by independent experts where appropriate.

3.

Please tell us whether there were any differences in the date of transition to IFRSs for any of your subsidiaries or associates and if so, how you applied the transition guidance in paragraphs 24 and 25 of IRFS 1.

Response:

We confirm that HSBC complied with paragraphs 24 and 25 of IFRS 1. For Group reporting purposes all subsidiaries converted to IFRSs at the same time, and adopted the HSBC Group’s transitional treatments in the preparation of these numbers. A small number of subsidiaries were already following IFRSs in their legal entity accounts. Where reporting entities were already following IFRSs, there were some differences between local and Group IFRSs figures but only where the transitional elections and options available at the respective dates of transition differed. These differences did not affect the reporting of financial information to Group.

Note 42 – Litigation, page 330

4.

We note your disclosure that HSBC is named in legal actions in various jurisdictions and that you do not regard these as material litigation. Please tell us how you considered the disclosure requirements of paragraph 86 of IAS 37 when concluding that there were not contingent liabilities to be disclosed, including how you determined that any pending legal actions are not material. In summary form, describe for us the nature and status of pending legal or regulatory actions, your estimate of likelihood regarding settlement, and the estimate of your potential maximum exposure or range of exposure if determinable.

Response:

The nature of legal or regulatory action against HSBC is very varied. At any one time, there are a very large number of claims outstanding against HSBC, the substantial majority of which are small or have little substance in law. The nature of these claims is affected by the different legal frameworks, practices and cultures of the countries that HSBC does business in.

HSBC’s internal control systems require the Group’s legal function to be notified immediately if any litigation is threatened or begun against an HSBC Group company or employee. The Group Head Office legal department must be notified of all claims in excess of US$5 million, and all other actions or proceedings of a regulatory or criminal nature. As part of the Group’s financial reporting process, each Group company submits a return to the Group Head Office legal department detailing outstanding claims which individually are more than US$10 million and all those which may be reputationally sensitive and including an assessment of the likelihood of these claims being successful. These returns also report the total of all provisions held for litigation and the actual amounts paid during the financial year either to settle a case following the start of the litigation or to meet a judgement debt. The information collected forms the basis for the assessment of whether there are pending legal actions which require disclosure either individually or in aggregate.

Based on this review, management concluded that no individual item was sufficiently material to warrant individual disclosure.

Note 37 – differences between IFRSs and US GAAP

Securitizations, page 385

5.

We note your disclosure that gains on sale of assets to securitization vehicles are recognized under US GAAP in cases when no such gain is recognized under IFRSs. In future filings, please clearly disclose the types of securitisation transactions that result in derecognizing receivables under US GAAP but not under IFRSs. Please provide us with your proposed future disclosure.

Response:

We believe that cross-referencing this note to the further detail on page 399 fulfils the objective of clearly describing the activities where US GAAP derecognises the assets and records a gain on sale. We propose to amend our disclosure for 2006 as follows:

“Gains on sale of assets to securitisation vehicles are recognised under US GAAP in cases when no such gain is recognised under IFRSs. This results in higher US GAAP net income in periods in which there is significant securitisation activity.

Since early 2004, HSBC has reduced securitisation activity that results in ‘gain on sale’ accounting under US GAAP. As a result, net income is lower under US GAAP because the amortisation of HSBC’s retained interest in previous securitisations exceeds the gains on new transactions where a gain is recognised. The new transactions largely replenish short-term loan assets held by existing vehicles.

Note ☐ on page ☐ gives further details of transactions during the year where assets are derecognised under US GAAP.”

Confirmations

We confirm that:

•	HSBC Holdings plc is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	HSBC Holdings plc may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely

HSBC Holdings plc

Douglas Flint

Group Finance Director